Cover Letter to Offer to Purchase and Letter of Transmittal

Exhibit A

Cover Letter To Offer To Purchase And Letter Of Transmittal

If You Do Not Want To Sell Your Limited Partnership Interests At This Time, Please Disregard

This Notice. This Is Solely Notification Of The Partnership’s Tender Offer.

October 16, 2007

Dear Morgan Stanley Institutional Fund of Hedge Funds LP Limited Partner:

We are writing to inform you of important dates relating to a tender offer by Morgan Stanley Institutional Fund of Hedge Funds LP (the “Partnership”). If you are not interested in tendering your limited partnership interests or a portion of your interests in the Partnership (“Interests”) for purchase by the Partnership at this time, please disregard this notice and take no action.

The tender offer period will begin on October 16, 2007 while tenders of Interests may be withdrawn until 12:00 midnight New York time on December 28, 2007, tenders of Interests must be submitted no later than November 16, 2007. The purpose of the tender offer is to provide liquidity to limited partners of the Partnership that hold Interests. Interests may be presented to the Partnership for purchase only by tendering them during one of the Partnership’s announced tender offers.

Should you wish to tender your Interest or a portion of your Interest for purchase by the Partnership during this tender offer period please complete and return the enclosed Letter of Transmittal in the enclosed postage-paid envelope no later than November 16, 2007. If you do not wish to sell your Interests, simply disregard this notice. No action is required if you do not wish to sell any portion of your interest at this time.

All tenders of Interests must be received by Morgan Stanley Alternative Investment Partners LP (referred to herein as “Morgan Stanley AIP” or the “General Partner”), either by mail or by fax (if by fax, please deliver an original, executed copy promptly thereafter) in good order no later than November 16, 2007.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call Robin Coroniti at Morgan Stanley AIP (610) 260-7600.

Sincerely,

Morgan Stanley Institutional Fund of Hedge Funds LP

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